Filed by Community Health Systems, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Health Management Associates, Inc.

Commission File No.: 001-11141

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives and expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of Community Health Systems, Inc. (“CHS” or the “Company”) and Health Management Associates, Inc. (“HMA”) and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals and the approval of HMA stockholders; the risk that the benefits of the transaction, including cost savings and other synergies, may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

Important Information and Where to Find It

In connection with the proposed transaction, CHS has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of HMA and a preliminary prospectus of CHS. CHS and HMA plan to file a definitive proxy statement/prospectus and other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. When completed and available, the definitive proxy statement/prospectus and a form of proxy will be mailed to stockholders of HMA. These materials and other documents filed with the SEC will be available at no charge at the SEC’s website at www.sec.gov. In addition, stockholders will be able to obtain copies of the definitive proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in HMA’s preliminary proxy statement contained in the registration statement on Form S-4 filed by CHS with SEC on September 24, 2013.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On October 31, 2013, Wayne T. Smith, Chairman and Chief Executive Officer of CHS, and W. Larry Cash, Executive Vice President and Chief Financial Officer of CHS, spoke during CHS’s third-quarter 2013 earnings conference call. Some of their remarks included a discussion of CHS’s proposed acquisition of HMA and the expected solicitation of proxies from HMA stockholders. Below are excerpts from the transcript of the conference call relating to the proposed transaction.

Wayne Smith - Community Health Systems, Inc. - Chairman, President, and CEO

I would like to address the HMA acquisition. As we reported in our October 9 press release, we did receive a second request for additional information from Federal Trade Commission; the second request is a standard part of the review process that was anticipated. Also, the SEC has notified us that they are not reviewing our registration statement. The Company and HMA amended their merger agreement on September 24, 2013 to allow the new HMA Board of Directors to retain additional financial advisors to assist them in evaluating the merger. Once this evaluation has been completed, the Company expects to have a registration statement on Form S-4 declared effective by the SEC. HMA will proceed with mailing its proxy statement and the shareholder vote. As we have stated before, we expect the transaction to be completed in the first quarter of 2014.

Joshua Raskin - Barclays - Analyst

I appreciate you guys can’t give any more detail around the settlement, but I just — maybe a procedural question. I was curious if you are working in conjunction with HMA and if the government was thinking about those cases together or if everything was just done completely separately.

Wayne Smith - Community Health Systems, Inc. - Chairman, President, and CEO

No, that’s totally separate.

Joshua Raskin - Barclays - Analyst

The only thing left on my list was M&A costs. Would you expect those to come down? Obviously HMA was probably larger than what you would typically expect.

Larry Cash - Community Health Systems, Inc. - EVP and CFO

Yes. What we generally do is we’ll always finish on the transactions underway. There might be a good transaction or two, but if HMA is closed we probably will not be quite as active going forward after that, so we would expect acquisition and also some of the acquisition expenses that we have for HMA — we’ll have to comment about what those are going to be at the date of the transaction, but would expect some of that to slow down.

Kevin Ficshbeck - Bank of America - Analyst

Can you talk a little bit about the healthcare reform outreach that you’re doing in your markets? What you’re setting up as far as getting word out to the uninsured? What you’re doing as far as counselors in your hospitals? And then — not sure if you saw the HHS guidance yesterday that these qualified health plans are not actually federal programs, so that hospitals would be able to pay the premiums — subsidize the premiums for people. Any thought about how you might participate along those lines?

Larry Cash - Community Health Systems, Inc. - EVP and CFO

Yes, I think I said earlier, we have 450 certified application counselors, or CACs, and they’ll work on — as people come to the hospital, they’ll be working on both Medicaid and also be working on the exchange activity. We have about 83 of our hospitals in a company eligibility screening service, which has done a good job of qualifying people for Medicaid historically. It would be one of our synergies for the HMA transaction. They are set up in about 22 of our states. And we have actually enrolled someone — really challenging, but we enrolled somebody in 16 of those states. And the exchanges, as I said earlier, we’ve got somebody enrolled in all 11 states, are effective for January 1.

A.J. Rice - UBS - Analyst

Okay. My last one, I guess would be, I think you mentioned in the prepared remarks that your — the deal with HMA is on track. Obviously now they’ve got a new board. Any comment that can be made about whether the dialogue is — how the dialogue is, your enthusiasm towards the deal? Is it sort of the same as it was? I know you don’t have any particular outs anyway, but I just wondered if you’re — you feel like there’s the same opportunity you thought a few months back. And then is there any update on timing?

Wayne Smith - Community Health Systems, Inc. - Chairman, President, and CEO

Yeah, I don’t think there is any change in our view of the transaction in terms — as far as we think HMA has got good facilities, good opportunities, there’s a lot of synergy in the markets and across the board. So I think we are still enthusiastic about the transaction. I will tell you though, as you might expect, and this will be no great surprise, but if you change a board and you change management, it’s very disruptive to an organization. So it’s moving along at a good pace, and we’ll have more to say about that in the future. But hopefully we are on track, as I said earlier, to close this in the first quarter.

Larry Cash - Community Health Systems, Inc. - EVP and CFO

Can I just add, A.J., there’s two banks that have been doing the fairness opinions. We’ve had reverse due diligence of them on us and kept them informed of what’s going on in our company. I think that’s gone well. And I know there’s some heightened concern about how HMA is operating today. And as Wayne just said, it’s a lot of turmoil, a lot of changes, a lot of organizational changes, staffing changes. When we bought Triad, they had a certain estimate out in the street of what they were going to achieve, and by the time we took over it was lower by 10%. And we did a great job of improving that to the quarter so it would get going. But we got $275 million of synergies, took a margin from 11% or 12% to 15%. And if we look at HMA as an effort, it’s going to take more than just a quarter or two, and we’ll work very hard, and we see this as a good asset that we can improve. But clearly there seems to be a heightened concern on a quarter-to-quarter basis, but we’re looking at it more from a opportunity for us over a longer period of time.

Wayne Smith - Community Health Systems, Inc. - Chairman, President, and CEO

And it’s really our operating systems and our processes and procedures that are important here, when it’s all said and done, for us to assimilate this group of facilities.

Justin Lake - JP Morgan - Analyst

First, just a quick follow up on HMA. Wayne, is there any date that you know of when HMA shareholders were expected to vote the start on the acquisition?

Wayne Smith - Community Health Systems, Inc. - Chairman, President, and CEO

No. You have to get through all these other filings first before you can notify the shareholders of the potential date for a vote. So I think we think we are on track to get all this done by the end of the first quarter. So if there’s something else that comes up, we will keep you posted but I don’t — there is no specific date yet.

Larry Cash - Community Health Systems, Inc. - EVP and CFO

I think the fairness opinions are supposed to be done by November 19th, I believe. That’s progressing — I said earlier, Justin, we’ve talked to the two banks and they’ve done reverse due diligence, which is part of it. So I assume what’s next is the issuance of fairness opinions to be presented to the new Board.

Justin Lake - JP Morgan - Analyst

And how long after that opinion is presented would the vote start, in your mind?

Larry Cash - Community Health Systems, Inc. - EVP and CFO

You have to go back and update the proxy filings with the SEC, and that can take a few days to do that. And then once it becomes effective, we’d start after that.

Wayne Smith - Community Health Systems, Inc. - Chairman, President, and CEO

(multiple speakers) the FTC as well.

Larry Cash - Community Health Systems, Inc. - EVP and CFO

And the FTC.

Justin Lake - JP Morgan - Analyst

Got it. And then Wayne, maybe you could just speak to — obviously you’ve gone through some settlement discussions here, got an idea of where the government’s head is at. I know you’ve done your due diligence that you can on HMA’s investigation. But I’m wondering if you could share with us any — can we read through any kind of similarities to what HMA is going through right now?

Wayne Smith - Community Health Systems, Inc. - Chairman, President, and CEO

Every one of these investigations at each company are totally different, and you can go back and look at the history of these settlements and look at some of the other companies and look at us and look at the latest settlements around the country in terms of size and the components.

One thing we found out is every one of these are different. They have different issues. HMA’s issues are not exactly the same issues as ours, even though some components are the same. So I don’t think you can extrapolate or make any judgment about HMA related to our settlement.